Exhibit 1

S-3 FINANCING WAIVER AND CONSENT

This S-3 Financing Waiver and Consent between Idenix Pharmaceuticals, Inc. (“Idenix”) and Novartis Pharma AG (“Novartis”) is dated as of May 19, 2009 (“Effective Date”).

WHEREAS, Idenix, Novartis and certain other parties are parties to an Amended and Restated Stockholders’ Agreement, dated as of July 27, 2004 (the “Stockholders’ Agreement”);

WHEREAS, Idenix has filed a registration statement on Form S-3 (File No. 333-153471) (the “Registration Statement”) for the sale of up to $100,000,000 in shares of common stock, $0.001 par value per share (the “Common Stock”), which registration statement became effective on October 17, 2008;

WHEREAS, pursuant to Section 2.2 of the Stockholders’ Agreement, Novartis has the right to (i) receive notice of the filing by Idenix of a registration statement to register its securities, and (ii) participate in a registered public offering of shares of Common Stock of Idenix;

WHEREAS, pursuant to Section 3.3. of the Stockholders’ Agreement, Novartis has the right in certain circumstances to approve the issuance of shares of capital stock of Idenix; and

WHEREAS, pursuant to Section 4.1 of the Stockholders Agreement, Novartis has the right to purchase its pro rata portion of such newly issued shares.

NOW THEREFORE, the parties agree as follows:

1.             Novartis consents to the filing of the Registration Statement pursuant to Section 2.2 of the Stockholders’ Agreement and waives the right of Novartis to include therein shares of Idenix Common Stock held by Novartis.

2.             Novartis approves pursuant to Section 3.3 of the Stockholders’ Agreement the issuance and sale by Idenix of Common Stock (the “New Shares”) pursuant to the Registration Statement (the “S-3 Financing”).

3.             Novartis waives pursuant to Section 4.1 of the Stockholders’ Agreement its right to purchase a pro rata portion of the New Shares issued and sold pursuant to the S-3 Financing.

4.             Novartis waives the notice and other requirements set forth in Sections 2.2, 2.4, 3.3, 4.1 and 5.5 of the Stockholders’ Agreement with respect to (i) the filing of the Registration Statement and Novartis’ right to include shares of Common Stock therein, (ii) the sale of shares of Common Stock by Idenix pursuant to the S-3 Financing, and (iii) the right to purchase a pro rata portion of the New Shares pursuant to Section 4.1 of the Stockholders’ Agreement.

5.             Idenix agrees that in addition to the Novartis Directors (as defined in the Stockholders’ Agreement), Idenix’s Nominating and Corporate Governance Committee will nominate for election and Idenix’s Board of Directors (the “Board”) will elect as a director at its next Board meeting (to be held no later than thirty (30) days after the Effective Date) that individual agreed to by the Parties (the “Additional Novartis Director”).

6.             Until the first anniversary of the Additional Novartis Director’s election to the Board, Idenix and Novartis agree that the following provisions shall apply to the Additional Novartis Director:

(a)           Idenix shall pay the reasonable out-of-pocket travel, lodging and other related expenses of the Additional Novartis Director (assuming such director is not an employee of Idenix) incurred in connection with his/her attendance at meetings of the Board or any committee thereof;

(b)           Idenix shall maintain a policy or policies of insurance with reputable insurance companies providing the officers and directors (including the Additional Novartis Director ) of  Idenix with coverage for losses from wrongful acts in such amounts and on such terms approved by the Board;

(c)           The Additional Novartis Director may, at Novartis’ election, replace any of the Novartis Directors (as defined in the Stockholders’ Agreement) on each Board committee, or, upon mutual agreement of the Parties, become an additional member of each Board committee, so long as permitted under any applicable securities laws or the rules and regulations of any exchange upon which the Common Stock or other equity securities of Idenix are listed; and

(d)           If Novartis wishes to remove at any time and for any reason (or no reason) the Additional Novartis Director from the Board or a committee thereof, then Idenix shall take all necessary or desirable actions within its control (including, without limitation, calling special Board meetings or stockholders’ meetings) so as to remove such director.

(e)           Upon the resignation or removal of the Additional Novartis Director, at Novartis’ request, the Nominating and Corporate Governance Committee will nominate for election and the Board will elect at its next Board meeting  (to be held no later than thirty (30) days after Novartis’ request), an individual agreed to by the Parties as replacement of the Additional Novartis Director.

7.             In a recent letter welcoming a new Novartis Director to the Board, Idenix proposed a preliminary agenda for the Board meeting, scheduled for June 2009 (which agenda items will be carried forward to future Board meetings if necessary) to allow at least two (2) Novartis Board designees to attend the relevant meeting(s).

8.             Notwithstanding any other provision in this document, the agreements, waivers, and consents in this S-3 Financing Waiver and Consent are conditional on Novartis holding not less than forty-three percent (43%) of the Common Stock outstanding immediately after completion of the S-3 Financing.

9.             This S-3 Financing Waiver and Consent will be effective as of the Effective Date.  If the S-3 Financing is not completed on or before 31 December, 2010, this S-3 Financing Waiver and Consent will terminate and be of no further force or effect.

This S-3 Financing Waiver and Consent is governed by the laws of the State of Delaware and may be executed in one or more counterparts and has been executed as of the date set forth above.

IDENIX PHARMACEUTICALS, INC.

By:	/s/ Jean - Pierre Sommadossi
Name: Jean - Pierre Sommadossi, Ph.D.
Title: Chairman and CEO

NOVARTIS PHARMA AG

By:	/s/ Anthony Hörning
Name: Anthony Hörning
Title: Head, Global Alliance Management

By:	/s/ Paul David Burns
Name: Paul David Burns
Title: General Counsel